                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                              (Amendment No. 3)(1)


                              METALCLAD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    591142194
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Wayne W. Mills and Tamara Mills
                                 5020 Blake Road
                                 Edina, MN 55436
                              Phone: (612) 930-9453

                                 With a copy to:
                               Mark J. Briol, Esq.
                            Briol & Associates, PLLC
                                 3700 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 337-8410

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 October 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 7 Pages)

CUSIP NO. 591142194               13D                          PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Wayne W. Mills
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,405,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,405,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,405,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 591142194               13D                          PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Tamara Mills
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    275,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    275,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     275,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.10 par value, of Metalclad Corporation, a Delaware corporation ("Metalclad"). The address of Metalclad's principal executive offices is 2 Corporate Plaza, Suite 125, Newport Beach, CA 92660.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Wayne W. Mills and Tamara Mills. Mr. Mills' business address is 5020 Blake Road South, Edina, MN 55436. Mr. Mills is a private investor. Ms. Mills' address is 5020 Blake Road South, Edina, MN 55436. Ms. Mills is a private investor. Mr. and Ms. Mills are husband and wife.

         During the last five years, neither Mr. Mills nor Ms. Mills have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Both Mr. Mills and Ms. Mills are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Metalclad Common Stock subject to this Statement are held by the Reporting Persons solely for investment purposes.

         Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         a.- b. Mr. Mills owns 1,005,000 shares. Blake Capital Partners, LLC, a Minnesota limited liability corporation ("Blake"), owns 400,000 shares. Mr. Mills is the sole officer, director and controlling person of Blake. Ms. Mills owns 275,000 shares. Mr. and Ms. Mills each disclaim beneficial ownership over their spouse's shares and Ms. Mills disclaims beneficial ownership over the shares owned by Blake. According to the most recently filed Quarterly report on Form 10-Q of Metalclad, as of June 30, 2001, 7,448,015 shares of Metalclad common stock were issued and outstanding. Accordingly, based on such report Mr. Mills owns 18.9% of the outstanding shares and Ms. Mills owns 3.7% of the outstanding shares.

         c.       TRANSACTIONS WITHIN THE LAST 60 DAYS

Identity of Entity:  Wayne W. Mills

           None

Identity of Entity: Blake Capital Partners, LLC

           None

Identity of Entity: Tamara Mills

           None

         d.       Not applicable.

         e.       Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         On December 10, 2001, Mr. Mills and Blake entered into a
Non-Recourse Security And Pledge Agreement ("Pledge Agreement") with
Metalclad and Bruce H. Haglund, Esq., whereby Mr. Mills and Blake pledged 500,000 shares (the "Pledged Shares") of Metalclad stock to guarantee a note in the amount of $1,250,000 from Metalclad to Blake. A copy of the Pledge Agreement is attached hereto as Exhibit B. The note is memorialized in the Non-Recourse Secured Note, dated December 10, 2001, between and among Metalclad, Blake, and Mr. Mills (the "Note"), a copy of which is attached hereto as Exhibit C. Under the terms of the Pledge Agreement, Mr. Mills shall retain all voting power with respect to the Pledged Shares unless and until (1) Metalclad cancels such shares as a result of Blake defaulting on the Note, or as a result of Blake and/or Mr. Mills defaulting under the Pledge Agreement and failing to cure the default pursuant to the terms of the Pledge Agreement and/or the Note, or as a result of Blake requesting cancellation of such shares to satisfy its obligations under the Note, or (2) Blake requests the sale of such shares to satisfy its obligations under the Note.

          Except as indicated in this Statement, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of Metalclad, including but not limited to transfer or voting of securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.    Copy of an Agreement by and between Mr. and Ms. Mills to
                       file this Statement on Schedule 13D on behalf of each of them.

         Exhibit B.    Copy of Non Recourse Security And Pledge Agreement dated
                       December 10, 2001 between Mr. Mills, Blake, Metalclad, and Bruce H. Haglund, Esq., described in Item 6 above.

         Exhibit C.    Copy of Non-Recourse Secured Note dated December 10, 2001
                       between Blake, Mr. Mills, and Metalclad, referenced in
                       Item 6 above.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 14, 2001                   /s/ Wayne W. Mills
                                        ----------------------------
                                              Wayne W. Mills




Dated: December 14, 2001                   /s/ Tamara Mills
                                        ----------------------------
                                              Tamara Mills

                                    EXHIBIT A

                                    AGREEMENT
                          TO JOINTLY FILE SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Metalclad Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 14, 2001                              /s/ Wayne W. Mills
                                                   ----------------------------
                                                         Wayne W. Mills




Dated: December 14, 2001                              /s/ Tamara Mills
                                                   ----------------------------
                                                         Tamara Mills

                                    EXHIBIT B

                   NON-RECOURSE SECURITY AND PLEDGE AGREEMENT

         THIS SECURITY AND PLEDGE AGREEMENT is entered into as of this 10th day of December, 2001, by and between BLAKE CAPITAL PARTNERS, LLC, a Minnesota limited liability company ("BLAKE"), with offices at 5020 Blake Road South, Edina, Minnesota 55436, WAYNE W. MILLS, an individual residing at 5020 Blake Road South, Edina, Minnesota 55436 ("MILLS") (collectively referred to herein as "PLEDGORS"), METALCLAD CORPORATION, a Delaware corporation with offices at 2 Corporate Plaza, Suite 125, Newport Beach, California 92660 ("METALCLAD"), and BRUCE H. HAGLUND, ESQ., the attorney for and member of the Board of Directors of METALCLAD, whose office is located at 2 Park Plaza, Suite 450, Irvine, California 92614 (the "AGENT").

                              W I T N E S S E T H:

WHEREAS, pursuant to a Non-Recourse Secured Note dated December 10, 2001, METALCLAD is simultaneously herewith lending $1,250,000.00 aggregate principal amount due June 10, 2001 (the "Note") to BLAKE, a copy of which Note is attached hereto as Exhibit A; and

WHEREAS, as a condition precedent and as an inducement to METALCLAD to make the loan to BLAKE evidenced by the Note, PLEDGORS have agreed to grant to the AGENT for the benefit of METALCLAD a security interest in the Collateral (as defined below), as more fully set forth herein;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. DEFINITIONS. For the purposes hereof unless the context otherwise requires, the following terms shall have the meanings indicated:

         1.1 "Collateral" shall mean (i) the Pledged Securities, (ii) all other monies, securities or other property at any time and from time to time received in exchange for any of the Pledged Securities; (iii) all right, title, and interest of BLAKE in and to the Pledged Securities.

         1.2 "Event of Default" shall mean the occurrence of any one of the following events:

              (a) BLAKE shall fail to pay any principal and/or interest on the Note when due in accordance with the terms of the Note; or

              (b) Any material representation or warranty made by BLAKE and/or MILLS, respectively, as applicable and as more fully set forth in
Section 5 below, at any time
prior to payment in full of the Note with respect to ownership of the Collateral shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

              (c) BLAKE and/or MILLS shall default in the observance or performance of any covenant contained in this Agreement or the Note as the same may be applicable to itself or himself respectively; or

              (d) PLEDGORS shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have any order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or PLEDGORS shall make a general assignment for the benefit of its creditors; or

              (e) There shall be commenced against PLEDGORS any case, proceeding or other action of a nature referred to in clause (d) above which
(A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 30 days; or

              (f) There shall be commenced against PLEDGORS any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against the Collateral which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof; or

              (g) PLEDGORS shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (d), (e), or (f) above; or

              (h) PLEDGORS shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.

         1.3 "Obligations" shall mean the obligations of BLAKE and/or MILLS under the Note and this Agreement that are specifically applicable to it or him, respectively.

         1.4 "Pledged Securities" shall mean 500,000 shares of the common stock of METALCLAD owned beneficially and of record by PLEDGORS as evidenced by certificates numbered 815, 817, and 818 (the "Certificates"), copies of which are attached hereto as Exhibit B.

2. PLEDGE. As security for the payment and performance in full of all of the Obligations, PLEDGORS hereby grant and pledge to the AGENT, for the benefit of METALCLAD, and hereby grant to the AGENT, a security interest in the Collateral to the extent of their respective interests in the Collateral.

3. DELIVERY OF COLLATERAL TO THE AGENT. The AGENT hereby acknowledges the delivery of the Certificates to him, accompanied by stock powers or instruments of transfer with medallion signature guarantees, as the case may be, duly executed in blank by PLEDGORS (the "Stock Powers").

4. CHANGE OF DENOMINATION. The AGENT shall have the right (in his sole and absolute discretion) upon the occurrence and during the continuation of an Event of Default, following the expiration of the applicable extension or Cure Period as defined in Section 7.1 or 7.3 hereof, respectively, to exchange the Certificates or other instruments or documents representing the Collateral for certificates of smaller or larger denominations for any purpose consistent with this Agreement and in accordance with the Uniform Commercial Code.

5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF BLAKE. BLAKE and/or MILLS hereby represent and warrant to, and/or covenant and agree with, METALCLAD and the AGENT as follows:

         5.1 BLAKE and/or MILLS are respectively the record and beneficial owners of the Pledged Securities and have the absolute right to pledge to the AGENT and to grant to METALCLAD a security interest in the Collateral.

         5.2 To the best of PLEDGORS' knowledge, the execution, delivery and performance of this Agreement and the Note, the pledge to the AGENT, and the grant to METALCLAD of a security interest in the Collateral (i) will not violate, or involve the AGENT or METALCLAD in a violation of, any provision of any law or regulation or any order of any governmental authority or any judgment of any court applicable to BLAKE or his properties and assets, (ii) will not violate any agreement for borrowed money, any bond, note or other similar instrument or any other material agreement to which PLEDGORS are a party or by which PLEDGORS or any of their property is bound or affected, (iii) will not be in conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any indenture, agreement for borrowed money, bond, note, instrument or other agreement, and (iv) will not result in the creation, or imposition of any lien, charge or encumbrance of any nature whatsoever upon any property or assets of PLEDGORS other than pursuant to this Agreement.

         5.3 This Agreement constitutes the legal, valid and binding obligation of BLAKE and/or MILLS with respect to their respective securities pledged hereunder, and is enforceable in accordance with its terms, subject (i) to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency and other laws affecting creditors rights generally and to moratorium laws from time to time in effect, and (ii) to general equitable principles.

         5.4 BLAKE and/or MILLS have good title to their respective securities pledged hereunder.

         5.5 The Collateral is not subject to any other financial liens, security interests or encumbrances.

         5.6 There is no material pending legal or governmental proceeding to which PLEDGORS are a party or to which any of their properties is subject, which proceeding will materially affect (i) PLEDGORS ability to perform their obligations hereunder, or (ii) the Collateral.

         5.7 This Agreement creates in favor of METALCLAD a valid, binding and enforceable security interest in, and lien upon, all right, title and interest of BLAKE and/or MILLS, respectively, in the Collateral and, upon delivery of the Collateral to the AGENT, METALCLAD will have a fully perfected first and prior security interest in and lien upon all right, title and interest of BLAKE and MILLS in the Collateral.

         5.8 BLAKE will not create or permit to exist any financial lien, security interest or encumbrance on the Collateral except as permitted by this Agreement.

6. VOTING RIGHTS; DIVIDENDS; ETC.

         6.1 PLEDGORS shall be entitled to exercise any and all voting and/or consensual rights and powers accruing to owners of the Pledged Securities or any part thereof for any purpose not inconsistent with the terms hereof, at all times, except, provided, however, such rights shall cease with respect to any Pledged Securities which are cancelled as expressly provided in Section 7 below.

         6.2 Any dividends or distributions of any kind whatsoever (in cash or otherwise) received by PLEDGORS, including any dividends resulting from a subdivision, combination, or reclassification of the outstanding capital stock of the issuer, which are received in exchange for the Pledged Securities, or other Collateral or any part thereof or as a result of any merger, consolidation, acquisition, or other exchange of assets to which METALCLAD may be a party, or otherwise, shall be and become part of the Collateral pledged hereunder.

7. MATURITY DATE; EXTENSION PERIOD; CURE PERIOD; LIMITED RECOURSE UPON DEFAULT.

         7.1 At the Maturity of the Note (as defined therein), BLAKE shall have the option of (i) paying the Obligations in cash; (ii) paying the principal portion of the Obligations by requesting cancellation of all or part of the Pledged Securities as provided in the Note; (iii) paying the Obligations in part in cash, and in part by requesting cancellation of the Pledged Securities as provided in the Note for the principal portion of the Obligations; or (iv) giving METALCLAD notice that BLAKE is extending the Maturity Date by 90 days (until September 8, 2002) (the "Extended Maturity Date"), during which period simple interest shall accrue on the principal obligation at the rate of 12% per annum.

         7.2 If, following the end of the Extended Maturity Date effected by BLAKE pursuant to Subsection 7.1 above, an Event of Default shall have occurred and be continuing, the AGENT, upon complying with Section 8 below, shall have the right to deliver that number of Pledged Securities to METALCLAD's stock transfer agent for cancellation as is necessary to pay the principal balance then due under the Note. The number of shares of the Pledged Securities subject to cancellation (those necessary to pay the principal balance remaining under the Note) shall be derived by dividing the amount of the principal balance due under the Note by $2.50 per share. If after payment and/or cancellation of Pledged Securities to satisfy the principal portion of the Obligations, Pledged Securities remain in escrow with the AGENT, the remaining Pledged Securities may be used to satisfy the interest portion of the Obligations at the rate of $2.50 per share. All Pledged Securities remaining, if any, after satisfying the principal and interest portions of the Obligations under the Note shall immediately be returned by the AGENT and/or METALCLAD to BLAKE.

         7.3 In the Event of Default, METALCLAD shall provide PLEDGORS Notice of the Event of Default pursuant to paragraph 12 hereof and of its intention, if any, to seek its remedies pursuant to paragraph 8 hereof. Upon receipt of Notice of an Event of Default, Pledgors shall have 90 days within which to cure said default (the "Cure Period"), provided, however, that in no event shall such Cure Period extend beyond the last date of the Extended Maturity Date.

         7.4 With respect to the principal owing under the Note, the sole and exclusive remedy for any Event of Default shall be to foreclose on the Collateral as provided in this Agreement. Neither BLAKE nor MILLS shall be personally obligated to repay any of such principal. However, BLAKE remains personally obligated to pay any interest owing under the Note to the extent the obligation to pay such interest has not been satisfied by the cancellation of Pledged Securities pursuant to the terms of this Agreement or the application of the proceeds of the sale of such Pledged Securities to the Obligations. Such obligation of BLAKE to pay interest owing under the Note shall be guaranteed by MILLS.

8. CANCELLATION NOTICE. The AGENT shall give 10 calendar days written notice (the "Cancellation Notice") to BLAKE and MILLS of the AGENT's intention to deliver any or all of the Pledged Securities to METALCLAD's stock transfer agent for cancellation. The Cancellation Notice shall set forth the number of shares of the Pledged Securities subject to cancellation, the number of Pledged Securities that shall be returned to BLAKE and/or MILLS pursuant to Section 7.2 above, the date on which the Pledged Securities will be sent to METALCLAD's stock transfer agent, and the calculation described in Section 7.2 above.

9. THE AGENT APPOINTED ATTORNEY-IN-FACT. Upon the occurrence and during the continuance of an Event of Default, and following any applicable cure period, PLEDGORS hereby appoint the AGENT as their attorney-in-fact for the purpose of carrying out the provisions of this Agreement and the pledge of, and the grant of a security interest in, the Collateral hereunder and the taking of any action and the execution of any instrument which the AGENT may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the AGENT shall have the right and power to deliver shares of the Pledged Securities to METALCLAD's stock transfer agent and complete the Stock Power by inserting the date on which the Pledged Securities are being cancelled in accordance with the terms of this Agreement.

10. FURTHER ASSURANCES. Upon the request of the AGENT, PLEDGORS hereby agrees duly to execute and deliver, or cause to be duly executed and received, from time to time, at no cost or expense of PLEDGORS, such further instruments as may be necessary or proper, in the reasonable judgment of the AGENT, to carry out the provisions and purposes of this Agreement and to do all things necessary or advisable, in the judgment of the AGENT, to perfect and preserve the pledge and the security interests of the AGENT hereunder and in the Collateral or any portion thereof.

11. RELEASE OF COLLATERAL.

         11.1 The pledge and grant of the security interest in all of the Collateral hereunder shall terminate upon payment in full of the principal balance of the Note together with any interest owing thereon. AGENT hereby acknowledges that his authority is limited to disposition and cancellation of the Collateral only to the extent of the Obligations.

         11.2 At such time as the pledge and security interest hereunder shall terminate, the AGENT shall, if requested by BLAKE or MILLS, execute such documents as BLAKE or MILLS may reasonably request, and assign and deliver to BLAKE or MILLS, or to such person or persons as BLAKE or MILLS shall designate, such of the Collateral (if any) as shall not have been cancelled pursuant to the terms hereof, together with appropriate instruments of reassignment and release and share certificates representing the Collateral and any Stock Powers then remaining in the possession or under the control of the AGENT. Any such reassignment shall be without recourse upon or warranty by the AGENT (other than as to such Collateral being free of any lien or encumbrance created by the AGENT).

12. NOTICES. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or shall be sent by facsimile (and if sent by facsimile, shall be confirmed by registered mail, return receipt requested, or by overnight mail or courier, postage and delivery charges prepaid), to the addresses set forth in the introductory paragraph to this Agreement. Whenever any notice is required to be given hereunder, such notice shall be deemed given and such requirement satisfied only when such notice is delivered or, if sent by telecopy, when received. Addresses may be changed upon notice of such change given as provided in this Section 12.

13. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All covenants, agreements, representations and warranties made herein and in any certificates delivered pursuant hereto shall survive the loan by METALCLAD, and the execution and delivery, of the Note pursuant to the Loan Agreement, and shall continue in full force and effect until the payment in full of the Obligations or the, conversion, redemption or prepayment of all of the Note, regardless of the release of part or all of the Collateral pursuant to the provisions of Section 11 hereof.

14. SUCCESSORS. Whenever in this Agreement any of the parties hereto is referred to such reference shall be deemed to include the successors and assigns of such party, and all covenants, promises and agreements by or on behalf of the parties which are contained in this Agreement shall bind and inure to the benefit of the successors and assigns of all other parties.

15. THE AGENT'S FEES. METALCLAD agrees to pay to the fees to the AGENT in connection with this Agreement and the Note.

16. INDEMNIFICATION BY METALCLAD. METALCLAD hereby indemnifies and holds harmless the AGENT from and against all claims, demands, losses, judgments, liabilities, penalties and expenses (including, without limitation, reasonable attorneys' fees and disbursements) of any nature whatsoever, arising out of or related to this Agreement. This indemnity shall survive the termination of this Agreement.

17. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

18. FAILURE TO ACT NOT A WAIVER. Neither any failure to exercise, nor any delay on the part of the AGENT, BLAKE or MILLS in exercising, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege.

19. MODIFICATION. No modification, amendment or waiver of any provision of this Agreement, and no consent to any departure from the terms hereof, shall in any event be effective unless the same shall be in writing and signed by the parties hereto, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

20. SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. To the extent permitted by applicable law, the parties hereby waive any provision of law that may render any provision hereof invalid, illegal or unenforceable in any respect.

21. COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument, and all signatures need not appear on any one counterpart.

22. HEADINGS. The headings and captions of this Agreement are for convenience of reference only and shall not define, limit or otherwise affect any of the terms or provisions hereof.

23. ARBITRATION. Any dispute relating to this Agreement shall be resolved by final and binding arbitration conducted in accordance with the commercial arbitration rules of the American Arbitration Association (the "AAA"). A copy of any demand for arbitration shall be filed with the Los Angeles, California office of the AAA; and such arbitration shall be conducted in Orange County, California, unless all parties expressly agree in writing otherwise. Any award or decision issued by the arbitrator shall be a final and binding determination of the dispute without appeal or review except as permitted by the laws of the State of California. In addition to any damages awarded in any such arbitration, the prevailing party therein shall be entitled to receive its reasonable attorneys' fees and costs incurred in prosecuting such arbitration and enforcing any judgment thereon.

24. WAIVER OF POTENTIAL CONFLICT OF INTEREST. The parties hereto acknowledge that the AGENT is general counsel to METALCLAD. The parties agree to waive any potential conflict of interest that may exist as a result of such representation and acknowledge that they have consulted with independent counsel with respect to such potential conflict of interest or have waived such right. In the event of a dispute between PLEDGORS and METALCLAD in connection with this Agreement, the AGENT agrees that neither he nor any member of his firm will act as counsel to METALCLAD in connection with the resolution of such dispute.

IN WITNESS WHEREOF, BLAKE, MILLS, METALCLAD, and the AGENT have caused this Pledge Agreement to be executed by their respective duly authorized officers, all as of day and year first above written.

BLAKE:                                          MILLS:

BLAKE CAPITAL PARTNERS, LLC                     WAYNE W. MILLS


  /s/ Wayne W. Mills                              /s/ Wayne W. Mills
------------------------------                  --------------------------------
WAYNE W. MILLS, Manager                         WAYNE W. MILLS, Individually


METALCLAD:

METALCLAD CORPORATION


By:   /s/ Grant S. Kesler
    --------------------------
Grant S. Kesler, President


AGENT:


  /s/ Bruce H. Haglund
------------------------------
BRUCE H. HAGLUND

                                    EXHIBIT C

                            NON-RECOURSE SECURED NOTE

$1,250,000.00                                                  December 10, 2001

         FOR VALUE RECEIVED, the undersigned, BLAKE CAPITAL PARTNERS, LLC, a Minnesota limited liability company ("BLAKE"), hereby promises to pay to METALCLAD CORPORATION, a Delaware corporation located at 2 Corporate Plaza, Suite 125, Newport Beach, California 92660 or its registered assigns ("METALCLAD"), the principal sum of $1,250,000.00 on June 10, 2002 ("Maturity") with simple interest at the rate of 6% per annum, principal and interest payable on Maturity. Wayne W. Mills ("MILLS"), an individual residing at the 5020 Blake Road South, Edina, Minnesota, is a party hereto solely for the purpose of guaranteeing payment by BLAKE of any interest obligations due hereunder.

         BLAKE shall have the right to extend the Maturity date of this Note for a period of 90 days pursuant to Section 7 of the Non-Recourse Security and Pledge Agreement dated December 10, 2001, a copy of which is attached hereto and incorporated herein by this reference as Exhibit "A" (the "Security Agreement"). In the event BLAKE elects to extend the Maturity date, during the pendency of the 90-day extension period, simple interest shall be payable at 12% per annum.

         The principal amount hereof, together with accrued, unpaid interest hereon, may be prepaid at anytime without penalty. In this regard BLAKE may direct Bruce H. Haglund, as agent in accordance with terms of the Security Agreement (the "Agent"), to sell all or any part of the Pledged Securities (hereinafter defined) held in escrow and to use the proceeds therefrom to reduce the principal balance of this Note or have the same held in escrow pending further instructions from BLAKE. BLAKE may also instruct METALCLAD through the Agent, to cancel any of the shares held in escrow at $2.50 per share, or at a higher price at METALCLAD's discretion, and to have that amount applied to the then remaining principal balance of the Note. METALCLAD and the Agent shall immediately perform any of the foregoing requests. The principal balance then due and owing under this Note shall thereupon be reduced by an amount equal to the number of Pledged Securities cancelled multiplied by $2.50 per share, or by such higher price, as applicable. If, after applying this amount to the principal balance of the Note and in the event the Note has otherwise been paid in full, there remain any uncancelled Pledged Securities, the same shall be returned to BLAKE or MILLS as required by the Security Agreement.

         Payment of principal and interest shall be made in lawful money of the United States of America or pursuant to cancellation of the Pledged Securities as provided for herein, at the principal office of METALCLAD at Newport Beach, California, or at such other place as METALCLAD shall have designated for such purpose in writing, or to the address or account designated by METALCLAD for such purpose.

         The sole security for this Note is 500,000 shares of common stock of METALCLAD pledged by BLAKE and MILLS as set forth in the Security Agreement (the "Pledged

Securities"). BLAKE shall have the right at any time to request the Agent to sell any or all of the Pledged Securities, in the open market or by private transaction, and to apply the proceeds of such sale, less brokerage commissions and fees incurred in such sale ("Selling Expenses"), to pay all or any portion of any amount due hereunder, and said Agent shall immediately perform such request; provided, however, that none of the Pledged Securities shall be sold for a price of less than $2.50 per share net of Selling Expenses.

         This Note is delivered in and shall be construed and enforced in accordance with and governed by the laws of the State of California. If any term, provision, covenant, or condition of this Note is held to be invalid, void, or unenforceable, the rest of the Note shall remain in full force and effect and shall in no way be affected, impaired, or invalidated. BLAKE hereby waives presentment, demand, dishonor or notice of dishonor, protest or notice of protest, or other formality at maturity, at which time this Note will be unconditionally due and payable in the manner and with the effect provided in the Security Agreement and this Note. METALCLAD shall be entitled to collect reasonable attorneys' fee from BLAKE, as well as other costs and expenses reasonably incurred, in connection with any dispute related to the payment due on this Note.

         This is a non-recourse note and the recourse of METALCLAD, with respect to the principal amount owing under this Note, shall be limited to the Collateral as provided in the Security Agreement. Neither BLAKE, nor MILLS, shall be personally obligated to pay the principal amount owing under this Note. However, BLAKE and MILLS shall be personally obligated to pay any interest owing under the Note to the extent the obligation to pay such interest has not been satisfied by the cancellation of Pledged Securities pursuant to the terms of this Note or the Security Agreement or by the application of the proceeds of the sale of such Pledged Securities to BLAKE's obligations hereunder.

         IN WITNESS WHEREOF, BLAKE has executed and delivered this Note to METALCLAD on December 10, 2001.

BLAKE:

BLAKE CAPITAL PARTNERS, LLC


  /s/ Wayne W. Mills
------------------------------
WAYNE W. MILLS, Manager


MILLS:

Wayne W. Mills


  /s/ Wayne W. Mills
------------------------------
Individually
--------------------------------------------------------------------------------